                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                      Hawaiian Natural Water Company, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  419883 10 3
           --------------------------------------------------------
                                 (CUSIP Number)

                                Wilhelm Kuhlmann
                                Spetzgarter Weg 1
                                88662 Uberlingen
                                    Germany
                                 (497-551-1335)

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 29, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 10 Pages

CUSIP No. 419883 10 3                    13D                 Page 2 of 10 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. Wilhelm Kuhlmann
     S.S. or I.R.S. Identification Nos. of Above Persons. ###-##-####

     Wilhelm Kuhlmann
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    1,222,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power    674,666
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    1,222,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    674,666
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   1,897,166
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes all shares held by Hans Brunner as to which Mr. Kuhlmann disclaims beneficial ownership
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                   28.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 419883 10 3                    13D                 Page 3 of 10 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. Hans Brunner
     S.S. or I.R.S. Identification Nos. of Above Persons

                                                         N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Switzerland
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    933,333
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    933,333
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   933,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes all shares held by Wilhelm Kuhlmann or affiliates directly as to which Mr. Brunner disclaims beneficial ownership.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                   16.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 419883 10 3                    13D                 Page 4 of 10 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. Bond Exam & Deposit Corp., Ltd.
     S.S. or I.R.S. Identification Nos. of Above Persons

                                                         N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    306,666
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    306,666
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   306,666
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes all shares held by Wilhelm Kuhlmann or other affiliates directly or by Hans Brunner as to which beneficial ownership is disclaimed.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                   5.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                              CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 419883 10 3                    13D                 Page 5 of 10 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. COLTRADE (MANX) LTD.
     S.S. or I.R.S. Identification Nos. of Above Persons

                                                        N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    266,666
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    266,666
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   266,666
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes all shares held by Wilhelm Kuhlmann or other affiliates directly or by Hans Brunner, as to which beneficial ownership is disclaimed.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                   4.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                              CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 419883 10 3                    13D                 Page 6 of 10 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. COLLECTIBLES TRADING PLC
     S.S. or I.R.S. Identification Nos. of Above Persons

                                                        N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     101,333
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     101,333
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    101,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes all shares held by Wilhelm Kuhlmann or other affiliates directly or by Hans Brunner, as to which beneficial ownership is disclaimed.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                   1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                              CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 7 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value, of Hawaiian Natural Water Company, Inc., a Hawaii corporation (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

         The following persons may be deemed to constitute a group, in that they have acted together for the purpose of acquiring the securities described herein. Except as specifically described in Item 5 below, there is no agreement or understanding among the members to act as a group with respect to the acquisition of additional securities or the disposition or voting of any securities of the Company:

          (a)    Wilhelm Kuhlmann
          (b)    Spetzgarter Weg1
                 88662 Uberlingen
                 Germany
          (c)    Private investor
          (d)    N/A
          (e)    N/A
          (f)    German

          (a)    Hans Brunner
          (b)    35 Localita Cini
                 22018 Cima, Como
                 Italy
          (c)    Private investor
          (d)    N/A
          (e)    N/A
          (f)    Swiss

          (a)    Bond Exam & Deposit Corp., Ltd.
          (b)    Industriestr. 12
                 8212 Neuhausen
                 Switzerland
          (c)    Authentication and safe-keeping of bonds
          (d)    N/A
          (e)    N/A
          (f)    Place of organization: Bahamas

          (a)    Coltrade (Manx) Ltd.
          (b)    25 The Croft
                 Hastings
                 East Sussex TN34 3HH
                 England
          (c)    Investment company
          (d)    N/A
          (e)    N/A
          (f)    Place of organization: Isle of Man

          (a)    Collectibles Trading plc
          (b)    25 The Croft
                 Hastings
                 East Sussex TN34 3HH
                 England
          (c)    Wholesaler of collectible stocks and bonds
          (d)    N/A
          (e)    N/A
          (f)    Place of organization: United Kingdom

          Wilhelm Kuhlmann has investment discretion with respect to Bond Exam & Deposit Corp. Ltd. and Coltrade (Manx) Ltd. He is also the controlling shareholder of Collectibles Trading plc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 29, 1999, the group completed an initial investment of $750,000 in common stock and warrants of the Company as further described in
Item 5 below. Mr. Kuhlmann initially subscribed for this entire investment, but subsequently assigned portions to other members of the group. The source and amount of funds for the investments were as follows:

          (i)    Mr. Kuhlmann: $250,000 from his personal funds
          (ii)   Mr. Brunner: $250,000 from his personal funds
          (iii) Bond Exam & Deposit Corp., Ltd.: $115,000 from working capital
          (iv)   Coltrade (Manx) Ltd.: $100,000 from working capital
          (v)    Collectibles Trading plc: $35,000 from working capital

         On October 1, 1999, Mr. Kuhlmann committed to invest (directly or through assignees) an additional $300,000 in the Company on or before November 5, 1999. Mr. Kuhlmann assigned a portion of this commitment to Mr. Brunner, who invested an additional $100,000 from his personal funds on October 14, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities described herein have been acquired for investment. No member of the group has any current plans or intentions to influence or change the management, capitalization or operations of the Company. However, pursuant to the investment agreements between Mr. Kuhlmann and the Company, the Company is obligated to use its best efforts to nominate one person designated by Mr. Kuhlmann for election to the Company's Board of Directors. Mr. Kuhlmann has not designated any such person and has no immediate plans to do so. Should he choose to designate a director, such person will exercise his discretion in the performance of his duties as a director and may propose or support such changes to the Company's management, capitalization or operations as he deems appropriate under the circumstances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        On September 29, 1999, the group completed the acquisition of an aggregate of 850,000 shares of Common Stock (the "Shares") and five year warrants (the "Warrants") to purchase an aggregate of (i) 850,000 shares of Common Stock at $1.00 per share, and (ii) 566,666 shares of Common Stock at $1.50 per share. This holding constitutes beneficial ownership of 34.2% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3(d), based upon 4,354,032 shares outstanding prior to the foregoing acquisition by

                                                              Page 8 of 10 Pages


the group, as reflected on the Company's pro forma balance sheet at August 31, 1999, included in the Company's Current report on Form 8-K, dated September 29, 1999.

         Of the foregoing:

         (i) Mr. Kuhlmann beneficially owns, directly or indirectly, an aggregate of 500,000 Shares and 833,333 Warrants, constituting 22.1% of the outstanding shares calculated in accordance with Rule 13d-3(d);

         (ii) Mr. Brunner beneficially owns directly an aggregate of 350,000 Shares and 583,333 Warrants, constituting 16.1% of the outstanding shares calculated in accordance with Rule 13d-3(d);

         (iii) Bond Exam & Deposit Corp., Ltd. beneficially owns directly an aggregate of 115,000 Shares and 191,666
                Warrants, constituting 5.7% of the outstanding shares calculated in accordance with Rule 13d-3(d);

         (iv) Coltrade (Manx) Ltd. beneficially owns directly an aggregate of 100,000 Shares and 166,666 Warrants, constituting 4.9% of the outstanding shares calculated in accordance with Rule 13d-3(d); and

         (v) Collectibles Trading plc beneficially owns directly an aggregate of 35,000 Shares and 58,333 Warrants, constituting 1.8% of the outstanding shares calculated in accordance with Rule 13d-3(d).

          Mr. Kuhlmann has also committed to invest, directly or through assignees, an additional $200,000 in the Company within the next 60 days on the same proportionate terms and conditions. If completed, such investment would involve the acquisition of an additional 200,000 Shares and 333,333 Warrants.

          In addition, Mr. Kuhlmann has purchased an aggregate of 30,500 shares (22,500 shares directly and 8,000 shares through Collectibles Trading plc) in market transactions, of which 23,000 shares were purchased in the past 60 days as follows:

          Date          Amount          Price
        --------       --------        --------
        9/28/99         10,000          $1.00
        9/30/99          5,000          $ .96875
        9/30/99          8,000          $ .9375

          After giving effect to these acquisitions, Mr. Kuhlmann's total beneficial ownership is currently 1,897,166 shares or 28.9%.

          Each member of the group reserves the right to buy additional shares of Common Stock in the open market or through privately negotiated transactions or to sell, subject to applicable securities laws, any of the Shares or Warrants currently held by such member. In addition, the members may at any time or from time to time exercise all or part of the Warrants, should circumstances warrant, in their sole discretion. There are currently no understandings or arrangements among any members of the group concerning any such additional acquisition or disposition of securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None, except as described in Items 4 and 5 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Joint Filing Agreement

                                     EXHIBIT A
                               JOINT FILING AGREEMENT


                                                              Page 9 of 10 Pages


         The undersigned hereby agree that the foregoing Statement on
Schedule 13D is hereby filed on behalf of each of them as their joint filing pursuant to Rule 13d-1(k)(1).


         /s/ Wilhelm Kuhlmann
         ----------------------------
         Wilhelm Kuhlmann


         /s/ Hans Brunner
         ----------------------------
         Hans Brunner


         BOND EXAM & DEPOSIT CORP., LTD.

         /s/ Wilhelm Kuhlmann
         ----------------------------
         By: Wilhelm Kuhlmann, Managing Director


         COLTRADE (MANX) LTD.


         /s/ Wilhelm Kuhlmann
         ----------------------------
         By: Wilhelm Kuhlmann, Managing Director


         COLLECTIBLES TRADING PLC


         /s/ Wilhelm Kuhlmann
         ----------------------------
         By: Wilhelm Kuhlmann, Managing Director

                                                            Page 10 of 10 Pages


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       October 15, 1999
                                       ----------------------------------------
                                       (Date)

                                       /s/ Wilhelm Kuhlmann
                                       ----------------------------------------
                                       (Signature)


                                       ----------------------------------------
                                       (Name/Title)